                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

     For the fiscal year ended      DECEMBER 30, 1996
                              ----------------------------

                                           OR

[_] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

     For the transition period from _________________ to _________________


        Commission file number  33-47234, 33-48578, 33-82826, 33-87338,
                                ----------------------------------------
          33-90992, 33-62921, 33-98724, 33-99882, 33-74568, 33-66656
          ----------------------------------------------------------

                            FIRST DATA CORPORATION
             ----------------------------------------------------

            (Exact name of registrant as specified in its charter)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                            FIRST DATA CORPORATION
                             401 HACKENSACK AVENUE
                         HACKENSACK, NEW JERSEY 07601

                            FIRST DATA CORPORATION
                            INCENTIVE SAVINGS PLAN

                          ANNUAL REPORT ON FORM 11-K

                                     INDEX


The following financial statements and supplemental schedules of the First Data Corporation Incentive Savings Plan, together with the independent auditors' report thereon, are filed herewith:

                                                                            PAGE
                                                                          NUMBER
                                                                          ------
FINANCIAL STATEMENTS
--------------------

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits at
December 30, 1996 and 1995                                                   2

Statements of Changes in Net Assets Available for Plan
Benefits for the years ended December 30, 1996                               4

Notes to Financial Statements                                                6

Financial Statement Schedules
-----------------------------

All schedules under Rule 6A-05 of Regulation S-X are omitted because the information is presented in the financial statements or notes thereto.

          Schedules of Assets Held for Investment Purposes as of
          December 30, 1996, as required under the Employee Retirement
          Income Security Act of 1974 ("ERISA")                             13

          Schedules of Reportable Transactions for the year ended
          December 30, 1996, as required by ERISA                           15

THE FOLLOWING EXHIBIT IS FILED HEREWITH:

EXHIBIT
-------

23.1      Independent Auditors' Consent                                     18

                 First Data Corporation Incentive Savings Plan
              Financial Statements and Supplemental Information


                         Year ended December 30, 1996
                          and as of December 30, 1995


                                   CONTENTS

Report of Independent Auditors...............................................   1

Financial Statements
Statement of Net Assets Available for Plan Benefits as of December 30, 1996..   2
Statement of Net Assets Available for Plan Benefits as of December 30, 1995..   3
Statement of Changes in Net Assets Available for Plan Benefits for the
 Year Ended December 30, 1996................................................   4
Notes to Financial Statements................................................   6

Supplemental Information
Schedule of Assets Held for Investment as of December 30, 1996...............  13
Schedule of Reportable Transactions..........................................  15



Schedules of party-in-interest transactions for the year ended December 30, 1996 have not been presented because there were no party-in-interest transactions which were prohibited by the Employee Retirement Income Security Act of 1974 Section 406 and for which there are no statutory or administrative exemptions.

                        Report of Independent Auditors

Employee Benefits Administration
 and Investment Committee
First Data Corporation

We have audited the accompanying statements of net assets available for plan benefits of the First Data Corporation Incentive Savings Plan as of December 30, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Data Corporation Incentive Savings Plan at December 30, 1996 and 1995, and the change in its net assets available for plan benefits for the year ended December 30, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment as of December 30, 1996 and Reportable Transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/ Ernst & Young LLP
                                                            Ernst & Young LLP


New York, New York
June 23, 1997

                First Data Corporation Incentive Savings Plan
             Statement of Net Assets Available for Plan Benefits
                              December 30, 1996

                                  Cash                                                       AIM          Templeton
                               Management      Balanced        Index         Growth      Constellation     Foreign          Bond
                                  Fund           Fund          Fund           Fund           Fund           Fund            Fund
                              ------------   ------------   ------------   ------------  ------------    ------------   ------------
Investments at Fair Value:
   Money market fund          $    974,650   $      7,477   $      5,480   $     --      $    --         $     --       $     --

   Shares in registered
   investment companies        101,846,662     59,102,524     79,799,544      9,023,614     7,909,106       4,815,856      2,159,512

   Common Collective Trusts     35,793,310         --             --             --           --               --             --

   Annuity contracts, at
   contract value                2,122,404         --             --             --           --               --             --

   First Data Corporation
   common shares                   --              --             --             --           --               --             --

Promissory notes from
 participants                      --              --             --             --           --               --             --
                              ------------   ------------   ------------   ------------  ------------    ------------   ------------
Total investments              140,737,026     59,110,001     79,805,024      9,023,614     7,909,106       4,815,856      2,159,512

Receivables:
   Employer contributions
    receivable                     433,196        223,382        303,713        109,552        80,383          47,284         22,697
   Participant contributions
    receivable                     443,932        186,070        292,559        149,985       104,762          61,683         30,646
   Dividends and other
    receivables                    209,513          1,797         --             --           --               --            100,000
                              ------------   ------------   ------------   ------------  ------------    ------------   ------------
Total Receivables                1,086,641        411,249        596,272        259,537       185,145         108,967        153,343

Liabilities:
   Accrued liabilities             --              --             18,526         95,083        33,794          25,107        126,202

Net assets available for      ------------   ------------   ------------   ------------  ------------    ------------   ------------
 plan benefits                $141,823,667   $ 59,521,250   $ 80,382,770   $  9,188,068  $  8,060,457    $  4,899,716   $  2,186,653
                              ============   ============   ============   ============  ============    ============   ============
                                Company
                                 Stock          Loan
                                 Fund           Fund            Total
                              ------------   ------------   ------------
Investments at Fair Value:
   Money market fund          $   --         $      1,077   $    988,684

   Shares in registered
   investment companies           --               --        264,656,818

   Common Collective Trusts       --               --         35,793,310

   Annuity contracts, at
   contract value                 --               --          2,122,404

   First Data Corporation
   common shares               126,320,043         --        126,320,043

Promissory notes from
 participants                     --           25,119,966     25,119,966
                              ------------   ------------   ------------
Total investments              126,320,043     25,121,043    455,001,225

Receivables:
   Employer contributions
    receivable                     388,206         --          1,608,413
   Participant contributions
    receivable                     434,798         --          1,704,435
   Dividends and other
    receivables                    170,450         --            481,760
                              ------------   ------------   ------------
Total Receivables                  993,454         --          3,794,608

Liabilities:
   Accrued liabilities             299,525         --            598,237

Net assets available for      ------------   ------------   ------------
plan benefits                 $127,013,972   $ 25,121,043   $458,197,596
                              ============   ============   ============

See notes to financial statements.

                 First Data Corporation Incentive Savings Plan
              Statement of Net Assets Available for Plan Benefits
                               December 30, 1995


                                                                                                   Dreyfus-
                                                          Cash                                     Wilshire      Company
                                                       Management      Balanced        Index        Target        Stock
                                                          Fund           Fund          Fund          Fund          Fund
                                                      -------------  ------------  -------------   ----------    --------------
Investments at Fair Value:
   Money market fund                                  $     --       $     --      $       --      $    --       $     374,429

   Shares in registered investment companies                --         50,147,148     45,163,246      6,241,855         --

   Common Collective Trusts                             41,368,990         --            --             --              --

   Annuity contracts, at contract value                  4,876,606         --            --             --              --

   American Express Company common shares                   --             --            --             --              --

   Lehman Brothers Holding, Inc. common shares              --             --            --             --              --

   First Data Corporation common shares                     --             --            --             --          32,608,718

   Mellon Bank Corporation common shares                    --             --            --             --              --

Promissory notes from participants                          --             --            --             --              --

                                                       ------------   -----------    -----------     ----------     ----------
Total investments                                       46,245,596     50,147,148     45,163,246      6,241,855     32,983,147

Receivables:
   Participant contributions receivable                    136,328        110,046        109,109         45,437         88,987
   Dividends receivable                                     --             --            --             --              14,628
                                                       ------------   -----------    -----------     ----------     ----------
Total Receivables                                          136,328        110,046        109,109         45,437        103,615
                                                       ------------   -----------    -----------     ----------     ----------
                                                       ------------   -----------    -----------     ----------     ----------
Net assets available for plan benefits                $ 46,381,924   $ 50,257,194  $  45,272,355   $  6,287,292  $  33,086,762
                                                       ============   ===========    ===========     ==========     ==========

                                                         American       Lehman      Mellon
                                                          Express      Brothers      Bank
                                                          Company        Stock       Stock        Loan
                                                        Stock Fund       Fund        Fund         Fund          Total
                                                       ------------   -----------  ---------  ------------  ---------------
Investments at Fair Value:
   Money market fund                                   $    125,540  $         65  $      12  $      --     $      500,046

   Shares in registered investment companies                 --             --          --           --        101,552,249

   Common Collective Trusts                                  --             --          --           --         41,368,990

   Annuity contracts, at contract value                      --             --          --           --          4,876,606

   American Express Company common shares                14,084,464         --          --           --         14,084,464

   Lehman Brothers Holding, Inc. common shares               --         1,412,360       --           --          1,412,360

   First Data Corporation common shares                      --             --          --           --         32,608,718

   Mellon Bank Corporation common shares                     --             --       282,241         --            282,241

Promissory notes from participants                           --             --          --       13,250,421     13,250,421

                                                       ------------   -----------  ---------   ------------   -------------
Total investments                                        14,210,004     1,412,425    282,253     13,250,421    209,936,095

Receivables:
   Participant contributions receivable                      --             --          --           --            489,907
   Dividends receivable                                      --             --          --           --             14,628
                                                       ------------   ----------   ---------   ------------   -------------
Total Receivables                                            --             --          --           --            504,535
                                                       ------------   -----------  ---------   ------------   -------------
                                                       ------------   -----------  ---------   ------------   -------------
Net assets available for plan benefits                 $ 14,210,004  $  1,412,425 $  282,253  $  13,250,421 $  210,440,630
                                                       ============   ===========  =========   ============   =============

See notes to financial statements.

                 First Data Corporation Incentive Savings Plan
        Statement of Changes in Net Assets Available for Plan Benefits
                               December 30, 1996

                                                                  Cash
                                                               Management                 Balanced                Index
                                                                  Fund                      Fund                  Fund
                                                              ------------              ------------          ------------
Contributions:
      Employer                                             $   8,157,212             $  5,943,924          $   6,607,362
      Participant                                              7,024,389                5,871,422              7,087,114
                                                              ----------               ----------            -----------
Total contributions                                           15,181,601               11,815,346             13,694,476

Interest and dividends                                         1,103,351                3,716,956              3,455,138
Net realized and unrealized appreciation/(depreciation)          654,558                2,688,685             11,010,205
                                                              ----------               ----------            -----------
Total income                                                   1,757,909                6,405,641             14,465,343

Withdrawal payments, including terminations
      and transfers to other plans                            (9,909,640)              (5,657,681)            (5,330,099)
Net repayments from (loans to) participants                   (2,210,364)                (636,479)              (876,573)
Transfers from other plans                                    95,537,181                1,317,233              7,187,016
Interfund transfers                                           (4,914,944)              (3,980,004)             5,970,252
                                                             -----------               ----------            -----------
Net increase/(decrease) in net assets available
        for plan benefits                                     95,441,743                9,264,056             35,110,415

Net assets available for plan benefits
        at beginning of year                                  46,381,924               50,257,194             45,272,355
Net assets available for plan benefits
                                                             -----------               ----------            -----------
        at end of year                                     $ 141,823,667             $ 59,521,250          $  80,382,770
                                                             ===========               ==========            ===========

                                                                                 AIM                Templeton
                                                          Growth             Constellation           Foreign               Bond
                                                           Fund                  Fund                 Fund                 Fund
                                                        -------------        -------------        -----------           ---------
Contributions:                                       $     633,210        $    458,354          $   279,095       $    128,542
      Employer                                           1,001,806             645,847              449,053            215,114
      Participant                                        ---------           ---------            ---------          ---------
                                                         1,635,016           1,104,201              728,148            343,656
Total contributions
                                                             6,968             256,435               72,115             25,521
Interest and dividends                                      56,023            (240,406)             125,430              9,839
Net realized and unrealized appreciation/                ---------           ---------            ---------          ---------
(depreciation)
Total income                                                62,991              16,029              197,545             35,360

Withdrawal payments, including terminations
      and transfers to other plans                         (14,229)            (22,796)             (10,311)            (2,869)
Net repayments from (loans to) participants                 28,195              29,260               13,625             24,504
Transfers from other plans                                      --                  --                   --                 --
Interfund transfers                                      7,476,095           6,933,763            3,970,709          1,786,002
                                                         ---------           ---------            ---------          ---------
Net increase/(decrease) in net assets available
        for plan benefits                                9,188,068           8,060,457            4,899,716          2,186,653

Net assets available for plan benefits                          --                  --                   --                 --
        at beginning of year
Net assets available for plan benefits
                                                         ---------           ---------            ---------          ---------
        at end of year                               $   9,188,068        $  8,060,457          $ 4,899,716       $  2,186,653
                                                         =========           =========            =========          =========

See notes to financial statements

                 First Data Corporation Incentive Savings Plan
        Statement of Changes in Net Assets Available for Plan Benefits
                               December 30, 1996

                                                              Dreyfus-                       American        Lehman         Mellon
                                                              Wilshire        Company        Express        Brothers         Bank
                                                               Target          Stock         Company         Stock          Stock
                                                                Fund           Fund         Stock Fund       Fund           Fund
                                                             ------------    ------------  ------------  -----------    ----------
Contributions:
  Employer                                                  $  1,286,601    $  6,660,564   $        --    $      --     $     --
  Participant                                                  1,808,483       8,689,130            --           --           --
                                                             ------------    ------------  ------------  -----------    ----------
Total contributions                                            3,095,084      15,349,694            --           --           --

Interest and dividends                                                --       1,013,151       336,704        7,812       10,730
Net realized and unrealized appreciation/(depreciation)          474,870      (1,720,350)    1,631,958      218,592       42,367
                                                             ------------    ------------  ------------  -----------    ----------
Total income                                                     474,870        (707,199)    1,968,662      226,404       53,097

Withdrawal payments, including terminations
      and transfers to other plans                              (516,599)     (5,747,920)   (1,342,342)    (125,963)     (42,560)
Net repayments from (loans to) participants                      (83,660)       (617,318)     (421,839)     (46,205)          --
Transfers from other plans                                       836,299      76,624,604            --           --           --
Interfund transfers                                          (10,093,286)      9,025,349   (14,414,485)  (1,466,661)    (292,790)
                                                             ------------    ------------  ------------  -----------    ----------
Net increase/(decrease) in net assets available
        for plan benefits                                     (6,287,292)     93,927,210   (14,210,004)  (1,412,425)    (282,253)

Net assets available for plan benefits
        at beginning of year                                   6,287,292      33,086,762    14,210,004    1,412,425      282,253
Net assets available for plan benefits
                                                             ------------    ------------  ------------  -----------    ----------
        at end of year                                      $         --  $  127,013,972   $        --   $       --    $      --
                                                             ============   ============   ============  ===========    ==========


                                                                   Loan
                                                                   Fund            Total
                                                               ------------      -------------
Contributions:
  Employer                                                    $         --      $  30,154,864
  Participant                                                           --         32,792,358
                                                               ------------      -------------
Total contributions                                                     --         62,947,222

Interest and dividends                                           1,108,118         11,112,999
Net realized and unrealized appreciation/(depreciation)                 --         14,951,771
                                                               ------------      -------------
Total income                                                     1,108,118         26,064,770

Withdrawal payments, including terminations
      and transfers to other plans                                (878,612)       (29,601,621)
Net repayments from (loans to) participants                      4,796,854                 --
Transfers from other plans                                       6,844,262        188,346,595
Interfund transfers                                                     --                 --
                                                               ------------      -------------
Net increase/(decrease) in net assets available
        for plan benefits                                       11,870,622        247,756,966

Net assets available for plan benefits
        at beginning of year                                    13,250,421        210,440,630
Net assets available for plan benefits
                                                               ------------      -------------
        at end of year                                        $ 25,121,043      $ 458,197,596
                                                               ============      =============

See notes to financial statements

                   FIRST CORPORATION INCENTIVE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 30, 1996



1.   PLAN DESCRIPTION

     The following description of the First Data Corporation Incentive Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan Description ("SPD") for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan administrator.

     General
     The Plan (as amended) was established, effective July 1, 1990 as a defined contribution plan to provide retirement, disability and death benefits for certain employees of First Data Corporation and its subsidiaries ("FDC" or the "Company"), the Plan sponsor. Regular full time and part time employees of the Company and its participating subsidiaries are eligible to participate in the Plan after completing one year of service.

     Administration
     The Plan is administered by the Company's Employee Benefits Administration and Investment Committee (the "EBAIC"), which is appointed by the Compensation and Benefits Committee of the Company's Board of Directors. The Dreyfus Trust Company and the Dreyfus Service Corporation ("Dreyfus") are the "full service" providers of administrative services to the Plan. Under this arrangement Dreyfus provides trustee (the "Trustee"), recordkeeping, investment management for certain funds and other administrative services. Administrative expenses of the Plan are borne by the Company.

     Contributions and Vesting
     Participants may contribute before-tax dollars to the Plan of up to 15% of their eligible compensation, subject to certain limitations imposed by
     Section 401(k) of the Internal Revenue Code of 1986 (the "Code"). Participants may also rollover qualified distributions into the Plan. Participants are always fully vested in their elective and rollover contributions under the Plan.

     The Company matches 100% of participants' before-tax contributions up to 3% of the participant's eligible compensation. Rollover contributions are not subject to Company matching contributions. Employees with five, but less than ten years of service, whether or not otherwise enrolled in the Plan, will receive service-related contributions to their Plan accounts equal to 1.5% of their eligible compensation per year. For employees with ten or more years of service, the Company will make a service-related contribution of 3% of their eligible compensation per year. Employees

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



1.   PLAN DESCRIPTION (CONTINUED)

     are always fully vested in any service-related contributions made to their accounts under the Plan. Certain employees who participated, or were eligible to participate, in the FDC Retirement Plan (a defined benefit plan) and elected not to accrue benefits under or participate in the FDC Retirement Plan receive additional employer contributions equal to 3.4% of their eligible compensation per year, which become vested after five years of service. Forfeitures are used to reduce Company matching contributions.

     Participants entering the Plan after October 1, 1996 become fully vested in their matching contributions over a four year period: 25% after 1 year, 50% after 2 years, 75% after 3 years, and 100% after 4 years. Prior to October 1, 1996, participants became vested in their matching contributions at the earlier of completion of two years of participation in the Plan or five years of service. The vesting of participants enrolled in the Plan prior to October 1, 1996 will be based on whichever of the vesting methodologies results in the greatest amount being vested at the time they leave the Company. In addition, Company contributions become fully vested at the employee's retirement, disability or death.

     The Company may make a special contribution to participants' accounts and to all other employees who are eligible, but are not participating in the Plan. Any special contributions will be made in the form of Company common stock to the Company Stock Account. No special contributions were made during the year.

     Participant Loans
     Participants may borrow up to 50% of their vested account balance, subject to certain limitations. Loans made under the Plan bear interest at those rates determined by the EBAIC (generally one percentage point above the prime rate) in accordance with the terms of the Plan. The rate is fixed for the term of the loan, which can range from 12 months to five years, or up to 15 years for primary residential loans, subject to certain exceptions. Repayments of the loan, including interest, are allocated to the participant's investment accounts in accordance with the election in effect at the time of repayment. If the participant leaves the Company or dies before the loan is repaid, the unpaid balance is due immediately. If the loan is not repaid within 60 days, the loan is canceled and the outstanding balance is treated as a distribution from the Plan.

     Participant Accounts
     Separate accounts are maintained for each participant, whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals and forfeitures. The periodic allocation of investment income

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.   PLAN DESCRIPTION (CONTINUED)

     and investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment funds at the valuation date. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Payment of Benefits
     Upon retirement, termination of employment with the Company, reaching age 59 1/2, becoming permanently and totally disabled or death, the balance in the participant's account is available to the participant or designated beneficiaries. Payout options include lump-sum, installment, single life annuity, a 50% or 100% joint and survivor annuity, a single life annuity for 5, 10, 15 or 20 years or a combination of a lump sum and any one of the other forms. If, upon leaving the Company a participant has less than $3,500 of vested contributions in the Plan, the vested account balance will be paid in cash. In addition, upon severe financial hardship a participant may request a hardship withdrawal under the terms of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation and Income Recognition
     Investments are stated at fair market value, based upon published market quotations. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common collective trusts are reflected at the net asset value of units of participation and the amount that would be realized upon the disposition of the Plan's interest in the common collective trusts. The money market fund is stated at cost, which approximates fair value. Investments in annuity contracts are valued at contract value. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used to compute the cost of securities sold. Dividends and interest income are accounted for on the accrual basis. Dividends are recorded on the ex-dividend date.

     Accounting Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3.   INVESTMENT OPTIONS

     Investment vehicles made available to employees in connection with the Plan are selected by the EBAIC, which may select from time to time the investment funds which will be available for investment of the Plan's assets. The EBAIC may also decide at any time to direct the Trustee to change the manner in which any or all of the investment funds are invested. The Plan does not require approval by or advance notice to participants of any such change.

     Participants may elect to invest in one or more investment funds in 1% increments. The following is a brief description of the investment funds available at December 30, 1996.

     Cash Management Fund: Funds are invested in a portfolio of common collective trusts, registered investment companies and annuity contracts, with the objective of providing as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

     Balanced Fund: Funds are invested in shares of a registered investment company (Dreyfus Balanced Fund, Inc.) that invests in equity and debt securities with the objective of obtaining long-term capital growth and current income, consistent with reasonable investment risk.

     Index Fund: Funds are invested in shares of a registered investment company (Dreyfus S&P 500 Index Fund) that invests in the common stocks of entities that compose the Standard & Poor's 500 Composite Stock Price Index (the "Index") and stock-index futures. The objective is to provide results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Index.

     Growth Fund: Funds are invested in shares of a registered investment company (Founders Growth Fund) that invests in equity securities of established mid and large-cap companies with a goal of obtaining long-term growth of capital.

     AIM Constellation Fund: Funds are invested in shares of a registered investment company (AIM Constellation Fund) that invests in equity securities of small and medium-sized emerging growth companies with a goal of aggressive capital growth.

     Templeton Foreign Fund: Funds are invested in shares of a registered investment company (Templeton Foreign Fund) that invests in equity and debt securities of companies and governments outside the United States with a goal of long-term capital growth.

                 FIRST DATA CORPORATION INCENTIVE SAVING PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.   INVESTMENT OPTIONS (CONTINUED)

     Bond Fund: Funds are invested in shares of a registered investment company (Dreyfus A Bonds Plus, Inc.) that invests primarily in debt securities issued by corporations that are rated A or better. The investment objective is to provide the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity. The Fund's net asset value and yield fluctuate.

     Company Stock Fund: Funds are invested in common shares of the Company. Common shares of the Company have been purchased by the Trustee on the open market, however, such common shares may be purchased directly from the Company.

     The following investment funds were maintained by the Plan during the year, but were closed and all investments liquidated and transferred to other investment funds prior to December 30, 1996:

     Dreyfus-Wilshire Target Fund: Funds were invested in equity securities of issuers within the universe of companies identified by Wilshire as small capitalization, value companies.

     American Express Company Stock Fund: Funds were invested in common shares of American Express Company ("American Express"). This investment account option was not available for contributions or rollovers, but participants were allowed to retain existing investments in this account and to transfer assets from this account to other accounts.

     Lehman Brothers Stock Fund: Funds were invested in common shares of Lehman Brothers Holdings, Inc. ("Lehman"). This resulted from a distribution of Lehman shares by American Express to its shareholders in 1994. This investment account option was not available for contributions or rollovers, but participants were allowed to retain existing investments in this account and to transfer assets from this account to other accounts.

     Mellon Bank Stock Fund: Represented the investment in common shares of Mellon Bank Corporation ("Mellon") of former employees of certain Mellon affiliates, whose holdings in Mellon common stock were transferred to the Plan in 1995. This investment account option was not available for contributions or rollovers, but participants were allowed to retain existing investments in this account and to transfer assets from this account to other accounts.

                 FIRST DATA CORPORATION INCENTIVE SAVING PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3.   INVESTMENT OPTIONS (CONTINUED)

     The fair values of individual investments not separately disclosed on the statement of net assets available for plan benefits that represent 5% or more of the Plan's net assets are as follows:

                                                      DECEMBER 30
                                                   1996          1995
                                               --------------------------
REGISTERED INVESTMENT COMPANIES
Dreyfus Cash Management                        $91,707,017    $        --

COMMON COLLECTIVE TRUSTS
Signet Stable Value Fund                        24,507,396             --
American Express Trust Federal Income Fund              --     21,053,954
American Express Trust Income Fund I            11,285,914     20,315,036

4.   INCOME TAX STATUS AND PLAN AMENDMENTS

     The Internal Revenue Service ("IRS") ruled on June 13, 1996 that the Plan qualified under Section 401(a) and 401(k) of the Code and that the Trust established thereunder is exempt from tax pursuant to Section 501(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification.

     Subsequent to the June 13, 1996 ruling by the IRS, certain amendments were adopted by the Plan, including an amendment to provide that effective January 1, 1997, the Plan year-end shall be December 31. Accordingly, the Plan administrator intends to submit an Application for Determination with the IRS as to the continued qualification of the Plan. The Plan administrator is not aware of any action or series of events which have occurred that might adversely affect the tax-exempt status of the Trust.

5.   PLAN MERGERS AND DIVESTITURES

     FDC merged with First Financial Management Corporation ("FFMC") in October 1995. Former employees of FFMC and its subsidiaries participated in several defined contribution retirement plans, including the FFMC Savings Plus Plan and the Western Union Retirement Savings Plan (collectively, the "FFMC Plans"). The FFMC Plans were merged into the Plan effective October 1996, and approximately $ 181 million in FFMC Plan assets were transferred into the Plan at that time.

                 FIRST DATA CORPORATION INCENTIVE SAVING PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5.   PLAN MERGERS AND DIVESTITURES (CONTINUED)

     In addition, approximately $ 7 million of net assets were transferred into the Plan from benefit plans of several other businesses previously acquired by the Company.

6.   SUBSEQUENT EVENTS

     Subsequent to December 30, 1996, approximately $ 24 million of net assets were transferred into the Plan from the benefit plans of businesses previously acquired by the Company, including approximately $ 21 million from the benefit plan of Donnelley Marketing, Inc.

     On May 23, 1997, FDC announced the divestiture of its FIRST HEALTH Services and FIRST HEALTH Strategies business units. As a result, approximately $ 38 million of Plan net assets related to employees of these business units is expected to transfer to the purchaser's employee benefit plan in the third quarter of 1997.

                 FIRST DATA CORPORATION INCENTIVE SAVING PLAN
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 30, 1996



                                            NUMBER OF
                                            SHARES OR
                                            PRINCIPAL                      FAIR OR CONTRACT
             DESCRIPTION                     AMOUNT             COST             VALUE
-------------------------------------------------------------------------------------------
MONEY MARKET FUND
* Dreyfus Liquid Assets                          93,871     $    93,871    $     93,871
  TBC, Inc. Daily Liquidity Fund                894,813         894,813         894,813
                                                           ----------------------------
                                                                988,684         988,684

COMMON COLLECTIVE TRUSTS
  American Express Trust Income Fund I         265,813       10,275,576      11,285,914
  Signet Stable Value Fund                  24,507,396       24,507,396      24,507,396
                                                           ----------------------------
                                                             34,782,972      35,793,310
SHARES IN REGISTERED INVESTMENT COMPANIES
* Dreyfus Balanced Fund, Inc.                3,666,410       53,529,798      59,102,524
* Dreyfus S&P 500 Index Fund                 3,529,392       65,218,228      79,799,544
* Dreyfus A Bonds Plus, Inc.                   148,829        2,150,471       2,159,512
  AIM Constellation Fund                       312,860        8,149,344       7,909,106
  Capital Preservation Fund                 10,139,645       10,139,645      10,139,645
  Founders Growth Fund                         566,099        9,590,979       9,023,614
  Templeton Foreign Fund                       467,559        4,726,904       4,815,856
* Dreyfus Cash Management                   91,707,017       91,707,017      91,707,017
                                                           ----------------------------
                                                            245,212,386     264,656,818
ANNUITY CONTRACTS
  Fidelity & Guarantee Insurance Company,      718,119          718,119         718,119
   9.00%, due 1/16/97
  Integrity Life Insurance Company,            319,161          319,161         319,161
   9.00%, due 11/30/97
  Integrity Life Insurance Company,            231,810          231,810         231,810
   9.25%, due 11/01/97
  First Capital Life Insurance,                351,049          351,049         351,049
   6.13%, due 12/31/2021
  First Capital Life Insurance,                303,615          303,615         303,615
   5.77%, due 12/31/2021
  First Capital Life Insurance,                198,650          198,650         198,650
   5.77%, due 12/31/2021
                                                           ----------------------------
                                                              2,122,404       2,122,404

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 30,1996

                                           NUMBER OF
                                           SHARES OR
                                           PRINCIPAL               FAIR OR CONTRACT
                DESCRIPTION                 AMOUNT          COST           VALUE
-----------------------------------------------------------------------------------
COMMON STOCK
* First Data Corporation                   3,368,172     78,318,640    126,320,043

PROMISSORY NOTES FROM PARTICIPANTS
* Various, 5.83%-13.33%, due 1/97-11/12                          --     25,119,966
                                                      ----------------------------
                                                       $361,425,086   $455,001,225
                                                      ============================

* Indicates party-in-interest to the Plan

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 30, 1996

                                        NUMBER OF            TOTAL         NUMBER OF                   TOTAL
                                        PURCHASE           PURCHASE         SELLING         COST      SELLING          NET
           DESCRIPTION                TRANSACTIONS           PRICE        TRANSACTIONS   OF ASSETS     PRICE          GAIN
-------------------------------------------------------------------------------------------------------------------------------
Category (iii) - series of transactions in excess of 5% of plan assets
MONEY MARKET FUND
* Dreyfus Liquid Assets                 1,672             $ 39,466,451        473      $ 39,852,626 $ 39,852,626  $       --
  TBC Inc. Daily Liquidity                  3               37,746,246          4        36,851,433   36,851,433          --
   Fund

SHARES IN REGISTERED
  INVESTMENT COMPANIES
* Dreyfus Balanced Fund, Inc.             540               19,782,582        501        12,254,104   13,515,891   1,261,787
* Dreyfus S&P 500 Index Fund              864               28,311,953        459         8,366,737   10,628,922   2,262,185
* Dreyfus-Wilshire Target Fund            312                5,052,546        305        10,983,191   11,769,271     786,080
* Dreyfus Cash Management                 441              122,239,826      1,153        30,532,809   30,532,809          --

COMMON COLLECTIVE TRUSTS
  American Express Trust                  310                5,566,940        281        24,980,943   27,231,546   2,250,603
   Federal Income Fund
  American Express Trust                  311                5,610,246        284        14,668,482   14,683,274      14,792
   Income Fund I

COMMON STOCK
*  First Data Corporation                 194               29,238,021        126         6,994,234    9,820,697   2,826,463
   American Express Company                11                  220,660        105         8,706,952   15,937,082   7,230,130

There were no category (i), (ii) or (iv) reportable transactions during 1996.

* Indicates party-in-interest to the Plan.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN FIRST DATA CORPORATION, as Plan Administrator



Date:  June 26, 1997                         By   /s/ Patricia A. Winchell
     ----------------------                    ---------------------------------
                                                  Patricia A. Winchell
                                                  Senior Vice President
                                                  Human Resources

                            FIRST DATA CORPORATION
                            INCENTIVE SAVINGS PLAN


                                 EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION                                               PAGE
-----------    ------------------------------                            ----

23.1           Consent of Independent Auditor                             18